                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 333-90955



                                4,614,506 SHARES
                                  COMMON STOCK



                  PROFESSIONAL TRANSPORTATION GROUP LTD., INC.


         The selling securityholders named in this prospectus are offering and selling up to 4,614,506 shares of the common stock of Professional Transportation Group Ltd., Inc. They may acquire 1,000,000 of those shares upon conversion of our 4% convertible series A preferred stock, 1,348,920 shares upon conversion of our 10% convertible debentures due January 31, 2003 and 782,142 shares upon exercise of warrants. Certain of the selling securityholders currently own 1,283,444 of the shares.

         The selling securityholders may offer the shares from time to time in public or private transactions on or off the Nasdaq SmallCap Market, at prevailing market prices or privately negotiated prices. Sales may be made through brokers, dealers or other agents who may receive compensation in the form of commissions, discounts or concessions.

         Our common stock is quoted on The Nasdaq SmallCap Market under the symbol "TRUC." On May 2, 2000, the closing sales price of our common stock on The Nasdaq SmallCap Market was $2.69.

         We will not receive any proceeds from the sale of the common stock, but will receive the exercise price of the warrants.

         YOU SHOULD READ THE DESCRIPTION OF CERTAIN RISKS UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3 BEFORE PURCHASING OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  May 22, 2000

                          INFORMATION ABOUT THE COMPANY

         At Professional Transportation Group Ltd., Inc., we provide transportation and logistics services primarily for the air freight and expedited delivery and floorcovering industries throughout the continental United States.

         We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings also are available to the public from the SEC's website at www.sec.gov. We distribute to our shareholders annual reports containing audited financial statements.

INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed:

         1. Annual Report on Form 10-K for the year ended December 31, 1999, as amended.

         2. The description of the common stock contained in our Registration Statement on Form 8-A (declared effective on June 19, 1997) under Section 12 of the Securities Exchange Act of 1934.

You may request a copy of these filings, at no cost, by writing or calling us at:

                  PROFESSIONAL TRANSPORTATION GROUP LTD., INC.

                        1950 Spectrum Circle, Suite B-100
                             Marietta, Georgia 30067
                       Attention: Chief Financial Officer
                            Telephone: (678) 264-0400

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. The common stock will not be offered in any state where an offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

                                  RISK FACTORS

         Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, including the documents that we incorporate by reference, before you decide to purchase shares of common stock.

         Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "intend," "anticipate," "estimate," "continue" or similar words. These statements discuss future expectations, estimate the happening of future events or our financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we incorporate by reference. The risk factors noted in this section and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

WE HAVE A HISTORY OF NET LOSSES

         In the last five years, we incurred the following net income or losses:

                  -        1999:  net loss of $2.9 million

                  -        1998:  net loss of almost $3.5 million

                  -        1997:  net loss of almost $1.8 million

                  -        1996:  net income of $184,078

                  -        1995:  net loss of $155,200

         At the end of December 1999, we had a shareholders' deficit of almost $418,000. Although much of our recent losses were incurred during the time we provided less-than-truckload operations for the carpet and floorcovering industry pursuant to the now terminated marketing agreement with Continental American Transportation, Inc., there can be no assurance that we will not continue to lose money in the future.

POSSIBLE NEED FOR ADDITIONAL FINANCING

         Our capital requirements have been and will continue to be significant. We anticipate, based on currently proposed plans and assumptions relating to our operations, that cash flows from operations and amounts available under our credit arrangements may not be sufficient to satisfy our contemplated cash requirements during 2000. If cash flows and amounts available under our credit arrangements otherwise prove to be insufficient to fund operations (due to unanticipated expenses, delays, problems, difficulties or otherwise), we will be required to minimize cash expenditures and/or obtain additional financing in order to support our plan of operations. Other than the series A preferred stock, the 10% convertible debentures, our public warrants and the warrants sold to the selling securityholders, we have no current arrangements with respect to, or sources of, additional financing and we cannot guarantee that any additional financing will be available to us on acceptable terms, or at all.

WE CANNOT ASSURE YOU THAT WE WILL EFFECTIVELY MANAGE OUR GROWTH

         Our revenues have grown rapidly since we began operating in 1990. However, we cannot guarantee that we will continue to grow at a similar pace, or that we will effectively respond and adapt to any future growth. The growth in our business in recent years has greatly increased our operating expenses. As we expand our business further, operating expenses will probably continue to increase, and revenue may not grow enough for us to meet our operating expenditures or to earn a profit in the future.

WE DEPEND ON A FEW LARGE CUSTOMERS

         In 1998 and 1999, our five largest customers accounted for approximately 52% and 70%, respectively, of our revenue. FedEx was our largest customer during these periods, with 33% and 41%, respectively, of revenue. Although we have a signed written agreement with FedEx, all other customers can cancel our services anytime. Also, under FedEx's contract, it does not have to use our services and can cancel the agreement with 30 days written notice. Our agreement with FedEx terminates in May 2000 and there is no guarantee that this agreement will be renewed. Our business and finances will be negatively affected if we lose FedEx as a customer, or if many other customers stop using our services.

THE SUCCESS OF OUR BUSINESS DEPENDS ON ECONOMIC FACTORS BEYOND OUR CONTROL

         We have little or no control over many economic factors that affect our business, including:

                  -        fuel prices;
                  -        cost of employees and employee benefits;
                  -        interest rates;
                  -        insurance premiums; and
                  -        customers' business cycles.

These factors are important because if the cost of any one of them increases more than our revenues, or if any of them affect our customers, it could negatively affect our overall business and finances.


THE TRUCKLOAD TRANSPORTATION INDUSTRY IS VERY COMPETITIVE

         The truckload transportation industry is very fragmented and intensely competitive. It includes many regional, inter-regional and national truckload carriers, none of which dominates the market. We compete with both small operators, who often have lower overhead costs, and with significantly larger companies, who have greater financial and other resources than us. Companies in this industry compete with one another on freight rates, service, efficiency, and availability of equipment.


OUR BUSINESS DEPENDS ON THE AVAILABILITY OF DRIVERS

         We utilize the services of both employee drivers and independent contractors. The trucking industry has in the past and will probably continue in the future to experience shortages of qualified drivers and independent contractors. Such a shortage in the future could negatively affect our business and finances, particularly if we have prolonged difficulty in attracting or keeping qualified drivers or independent contractors.


WE MAY NEED ADDITIONAL FINANCING

         Our business is very capital intensive. We depend on operating leases and debt financing to expand and maintain a modern operating fleet. If we are unable to obtain acceptable leases or additional financing, we will be forced to limit our growth or use our fleet for longer periods of time, which could negatively affect our business and finances.


CHANGES IN GOVERNMENT REGULATIONS COULD AFFECT OUR BUSINESS

         The government regulates our operations at the local, state and federal level. Thus far, we have been able to comply with these laws and regulations without much difficulty, but any additions or changes to current laws and regulations could negatively affect our business and finances.


OUR INSURANCE MAY NOT COVER ALL LIABILITIES OR LOSSES

         The business of moving freight by its nature creates a risk of liability. This risk may grow as we expand our operations. We believe that our current commercial liability insurance is sufficient to cover any losses. However, we cannot guarantee that our coverage will fully protect our business and assets from all claims or that we can obtain additional insurance at commercially reasonable rates. Any losses or claims that go beyond the limits or scope of our coverage could negatively affect our business and finances.


OUR SUCCESS DEPENDS UPON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL

         Our success depends in large part on the continued services and efforts of Dennis A. Bakal, our President and CEO, and other key personnel. In April 1997, we entered into three-year renewable employment agreements with Mr. Bakal and several other executive officers. If we lose the services of these individuals, it could negatively affect our business and finances. Our success and plans for future growth will also depend on our ability to attract and keep on satisfactory terms additional qualified management and other employees.

ONE SHAREHOLDER OWNS A CONTROLLING NUMBER OF SHARES

         Logistics Management, L.L.C. beneficially owns 2.5 million shares of our common stock, or about 36% of the outstanding shares. As a result, Logistics Management is able to control the outcome of shareholder votes, including the election of directors, as well as the selection of management and the direction of company policy.


WE MAY HAVE CONFLICTS OF INTEREST WITH OUR CHIEF EXECUTIVE OFFICER

         Dennis A. Bakal, our President and CEO, is also an officer, director or shareholder of several other businesses. In the past, we have transacted business with Mr. Bakal and his affiliate businesses. For example, we sublease office and warehouse space from Professional Sales Group, Inc., which Mr. Bakal owns. As a result of these transactions, our interests may sometimes be inconsistent with Mr. Bakal's interests in his affiliated businesses.

CERTAIN MEASURES THAT WE HAVE ADOPTED HAVE ANTI-TAKEOVER EFFECTS

         Our articles of incorporation and bylaws include provisions that may discourage or prevent changes in control, even in cases where you could receive a high price for your shares. Under one such provision, the board of directors can issue 100,000 shares of "blank check" preferred stock, with whatever rights and preferences the Board chooses, without your approval. If the board issued preferred stock with rights superior to the common stock, it could negatively affect you and could lower the price or value of your stock. The issuance of this preferred stock could make it more difficult for outside parties to take us over or remove management and could discourage bids for control that might give you a high price for your stock.


SHAREHOLDER PROPOSALS AND NOMINATIONS MUST MEET CERTAIN REQUIREMENTS

         Our bylaws require shareholders who want to bring up business or nominate candidates for election as directors at a shareholders meeting to provide timely written notice. This means that we must receive your notice at our main office between 60 and 90 days before the meeting. The bylaws also set out a required written format for these notices. These provisions could prevent such matters or nominations from being brought before the meeting.


WE DO NOT PLAN TO PAY DIVIDENDS

         We intend to use all future earnings in the development of our business and do not plan to pay cash dividends in the foreseeable future.


WE ARE INVOLVED IN LITIGATION

         From time to time we are involved in lawsuits, the outcome of which are uncertain. In the event that we are not successful in defending against these actions, we may be required to pay money damages, which could negatively affect our business and finances.

WE CANNOT GUARANTEE THAT OUR SECURITIES WILL CONTINUE TO MEET THE LISTING AND MAINTENANCE CRITERIA FOR THE NASDAQ SYSTEM; "PENNY STOCK" REGULATIONS

         The Nasdaq SmallCap Market is the market on which our securities are traded. Continued inclusion on the Nasdaq SmallCap Market currently requires net tangible assets of $2 million, market capitalization of $35 million or net income of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. If we fail to maintain the minimum threshold requirements to maintain our inclusion on the Nasdaq SmallCap Market, our securities would lose their listing, and trading would be conducted, if at all, in the over-the-counter market known as the NASD OTC Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.

         The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share subject to certain exceptions. If our securities are removed from listing on the Nasdaq SmallCap Market, and are traded at a price below $5.00, they may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market and the risks of investing in our securities. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities and may affect your ability to sell our securities in the secondary market.


POSSIBLE VOLATILITY OF MARKET PRICE FOR OUR COMMON STOCK

         From time to time and in particular during the last several years, the stock market generally has experienced a high level of price and volume volatility, and market prices for the securities of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies. We believe that factors such as announcements of developments related to our business, sales of our common stock in the public market, and shortfalls or changes in our financial results from analysts' expectations could cause the price of our securities to fluctuate substantially.


ADDITIONAL SHARES WILL BE ELIGIBLE FOR PUBLIC SALE IN THE FUTURE

         As of May 1, 2000, there were 7,100,356 shares of our common stock outstanding. An additional 3,626,502 shares of common stock are issuable upon the exercise of outstanding options and warrants, including warrants to purchase 782,142 shares of common stock issued to certain of the selling securityholders. Substantially all of these shares, when issued, may be immediately resold in the public market pursuant to effective registration statements under the Securities Act of 1933 or pursuant to Rule 144 under the Securities Act.

         We cannot give you any assurance as to the effect, if any, that future sales of common stock, or the availability of shares of common stock for future sales, will have on the market price of our common stock from time to time. Sales of substantial amounts of common stock (particularly shares issued upon conversion of the series A preferred stock), or the possibility of such sales, could negatively affect the market price of our common stock and also impair our ability to raise capital through an offering of equity securities in the future.


EFFECT OF ISSUANCE OF COMMON STOCK UPON EXERCISE OF WARRANTS AND OPTIONS

         As of May 1, 2000, there were outstanding options and warrants to purchase 3,626,502 shares of our common stock, including the warrants sold to certain of the selling securityholders and upon exercise of stock options granted pursuant to the Company's employee stock option plans; and 1,437,500 shares issuable upon exercise of the warrants issued in the Company's initial public offering at an exercise price of $3.00 per share.

         The exercise of warrants or options and the sale of the underlying shares of common stock (or even the potential of such exercise or sale) could have a negative effect on the market price of our common stock, and will have a dilutive impact on other shareholders. Moreover, the terms upon which we will be able to obtain additional equity capital may be negatively affected since the holders of outstanding warrants and options can be expected to exercise them, to the extent they are able, at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided in such warrants or options.


FORWARD-LOOKING INFORMATION IS UNCERTAIN AND COULD BE WRONG

         This prospectus contains forward-looking statements that involve risks and uncertainties. These statements deal with our future plans and growth strategies, as well as trends we anticipate in our industry. We base these forward-looking statements largely on our expectations, which are subject to risks and uncertainties often beyond our control. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those described in this section and elsewhere in this prospectus. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact occur or prove to be accurate.

                             SELLING SECURITYHOLDERS

         The following table sets forth the names of the selling securityholders, the number of shares of common stock beneficially owned by each selling securityholder as of the date of this prospectus, and the number of shares that each may offer, and the number of shares of common stock beneficially owned by each selling securityholder upon completion of the offering, assuming all of the shares offered are sold. The number of shares sold by each selling securityholder may depend upon a number of factors, including, among other things, the market price of the common stock. None of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

                                                SHARES OF                  SHARES OF                 SHARES OF
                                        COMMON STOCK BENEFICIALLY    COMMON STOCK OFFERED    COMMON STOCK BENEFICIALLY
                                        OWNED BEFORE OFFERING(1)      IN THE OFFERING(1)        OWNED AFTER CLOSING
                                        -------------------------    --------------------    -------------------------
NAME OF SELLING
SECURITYHOLDER                          NUMBER        PERCENT(2)            NUMBER           NUMBER           PERCENT
---------------                         ------        -----------           ------           ------           --------
GPS America Fund Ltd.(3)                 125,000        1.4%                125,000             0             --

Cache Capital (USA) L.P.(3)              200,000        2.3%                200,000             0             --

J.P. Carey Securities, Inc.(4)           200,000        2.2%                200,000             0             --

Thomson Kernaghan & Co. Ltd.(5)        1,906,062       20.4%              1,906,062             0             --

ATECH Commercial Corporation              40,000          *                  40,000             0             --

J. Scott Liolios                          15,450          *                  15,450             0             --

Randy J. Sasaki                            7,550          *                   7,550             0             --

Nelson Mullins Riley & Scarborough,      100,000        1.1%                100,000             0             --
L.L.P.

Kim Davis(6)                             250,000        2.8%                250,000             0             --

Triton Private Equities Fund, L.P.(7)    289,286        3.3%                289,286             0             --

Ganesh Asset Management Fund, Ltd.(8)     57,587          *                  57,587             0             --

H. Glenn Bagwell, Jr.(9)                  38,571          *                  38,571             0             --

John Rooney                              125,000        1.4%                125,000             0             --

Eric Ellenhorn                           125,000        1.4%                125,000             0             --

Augustine Fund, L.P.                     310,000        3.5%                310,000             0             --

Brian Sly                                100,000        1.1%                100,000             0             --

First Level Capital, Inc.(10)            100,000        1.1%                100,000             0             --

Ronald Ameralli                           50,000          *                  50,000             0             --

National Securities Corporation(11)      100,000        1.1%                100,000             0             --

---------------
*    Represents less than 1%

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of computing the percentage of outstanding shares held by each selling securityholder, any security which such person has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Except as otherwise stated, calculated based upon 8,774,276 shares of common stock outstanding, and assumes that all outstanding shares of series A preferred stock will be converted at a price of $1.00 per share and that the 10% convertible debentures will be converted at a price of $2.78 per share. The actual conversion price of the series A preferred stock will be 77% of the lower of (1) $2.00 or (2) the average closing sales price for the five trading days immediately prior to the date of conversion. The actual conversion price of the debentures will be the higher of (1) $0.75 or (2) the lower of 80% of the average closing bid price for the three trading days preceding January 21, 2000 or the conversion date.

(3) Represents the maximum number of shares into which the series A preferred stock may be converted, based upon an assumed conversion price of $1.00 per share. The debentures are not convertible for any number of shares of common stock in excess of that number which would (1) render a selling securityholder at the time of the conversion the beneficial owner of more than 4.9% of the then issued and outstanding shares of common stock or (2) result in the issuance of an aggregate number of shares of common stock representing more than 19.9% of the number of shares of common stock issued and outstanding on October 15, 1999, the date upon which the series A preferred stock was first issued.

(4) Represents shares that may be acquired upon the exercise of warrants under a Warrant Purchase Agreement dated as of October 15, 1999 at $2.00 per share.

(5) Represents (1) 1,348,920 shares, which represents 150% of the shares that the debentures may be converted, based on an assumed conversion price of $2.78 per share and (ii) 557,142 shares that may be acquired upon exercise of warrants under warrant agreements dated as of December 31, 1999 at $1.75 per share.

(6) Represents (1) 125,000 shares currently owned by this person entity and (2) 125,000 shares that may be acquired upon exercise of warrants under a warrant agreement dated January 1, 2000 at $1.80 per share.

(7) Represents (1) 214,286 shares currently owned by this entity and (2) 75,000 shares that may be acquired upon exercise of warrants under a warrant agreement dated December 30, 1999 at $1.00 per share.

(8) Represents (1) 42,587 shares currently owned by this entity and (2) 15,000 shares that may be acquired upon exercise of warrants under a warrant agreement dated December 30, 1999 at $1.00 per share.

(9) Represents (1) 28,571 shares currently owned by this person and (2) 10,000 shares that may be acquired upon exercise of warrants under a warrant agreement dated December 30, 1999 at $1.00 per share.

(10) Represents (1) 50,000 shares that may be acquired upon exercise of warrants under a warrant agreement dated December 3, 1999 at $2.00 per share and (2) 50,000 shares that may be acquired upon exercise of warrants under a warrant agreement dated February 1, 2000 at $3.00 per share.

(11) Represents 100,000 shares that may be acquired upon exercise of warrants under a warrant agreement dated as of November 15, 1999 at $0.50 per share.

         We are registering the shares for resale by the selling securityholders in accordance with registration rights granted to the selling securityholders. We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel in connection with this offering, but the selling securityholders will pay any underwriting discounts, selling commissions and similar expenses relating to the sale of the shares, as well as the fees and expenses of their counsel. In addition, we have agreed to indemnify the selling securityholders, underwriters who may be selected by the selling securityholders and certain affiliated parties, against certain liabilities, including liabilities under the Securities Act, in connection with the offering. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities under the Securities Act. The selling securityholders have agreed to indemnify us and our directors and officers, as well as any person controlling the company, against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors or officers, or persons controlling the company, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              PLAN OF DISTRIBUTION

         The selling securityholders (or, subject to applicable law, their pledgees, donees, distributees, transferees or other successors in interest) may sell shares from time to time in public transactions, on or off The Nasdaq SmallCap Market, or private transactions, at prevailing market prices or at privately negotiated prices, including but not limited to the following types of transactions:

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and

         - face-to-face transactions between sellers and purchasers without a broker-dealer.

         In effecting sales, brokers or dealers engaged by the selling securityholders may arrange for other brokers or dealers to participate in the resales. The selling securityholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling securityholders have agreed that they will not enter into any short position with respect to the common stock. The selling securityholders also may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling securityholders also may pledge the shares to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

         Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling securityholders in amounts to be negotiated in connection with the sale. The selling securityholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting compensation.

         Information as to whether underwriters who may be selected by the selling securityholders, or any other broker-dealer, are acting as principal or agent for the selling securityholders, the compensation to be received by underwriters who may be selected by the selling securityholders, or any broker-dealer, acting as principal or agent for the selling securityholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

         We have advised the selling securityholders that during such time as they may be engaged in a distribution of the shares they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling securityholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby has been passed upon by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

                                     EXPERTS

         The consolidated financial statements of Professional Transportation Group Ltd., Inc. at December 31, 1999 and for the year ended December 31, 1999, appearing in our Annual Report (on Form 10-K) for the year ended December 31, 1999 incorporated by reference in this registration statement have been audited by Yohalem, Gillman & Company LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. The consolidated financial statements of Professional Transportation Group Ltd., Inc. at December 31, 1998 and for the years ended December 31, 1997 and 1998, appearing in our Annual Report (on Form 10-K) for the year ended December 31, 1999 incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said reports which contains an explanatory paragraph with respect to our ability to continue as a going concern.